Exhibit 99.1

DEMAND PROMISSORY NOTE

$10,000.00	December 19, 2012
Indio, California

FOR VALUE RECEIVED, the undersigned promises to pay on demand, or if no demand is made, on December 14, 2013, to the order of Kenneth Johnson at 80713 Alexandria Court, Indio, California 92201, the principal amount of $10,000.00 with no interest.

In any action or proceeding brought by the holder to recover any part of all of the amount due pursuant hereto, the holder shall be entitled to recover a reasonable attorney’s fee incurred by reason of such action or proceeding.

Dated: December 19, 2012.

Global Tech Solutions, Inc.,
a Nevada corporation

By:	/s/ Kenneth Johnson
Kenneth Johnson

Its:	President